UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                               Commission File Number: 333-65768

                           NOTIFICATION OF LATE FILING


(Check One):   [X] Form 10-K    [_] Form 20-K    [_] Form 10-Q  [_] Form N-SAR

     For Period Ended:          May 31, 2003
                      ------------------------------
     [_]  Transition Report on Form 10-K
     [_]  Transition Report on Form 20-K
     [_]  Transition Report on Form 11-K
     [_]  Transition Report on Form 10-Q
     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:______________________________________


________________________________________________________________________________
  Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
________________________________________________________________________________

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________



PART I - REGISTRANT INFORMATION


Green Power Energy Holdings Corp.
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Full name of registrant

Dr. Owl Online, Inc.
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Former name if applicable

3212 Wickford Drive
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Address of principal executive office (Street and number)

Wilmington, NC  28409
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City, state and zip code




PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
     |
[X]  |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K,  20-F,  11-K or Form N-SAR, or portion thereof will
     |         be filed  on or  before  the  15th  calendar  day  following  the
     |         prescribed  due  date;  or  the  subject   quarterly   report  or
     |         transition  report on Form 10-Q, or portion thereof will be filed
     |         on or before the fifth  calendar day following the prescribed due
     |         date; and
     |
     |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     On May 5, 2003, Malone & Bailey, PLLC ("Malone"), resigned as the independent auditor of Green Power Energy Holdings Corp. (the "Company"). In anticipation of Malone's resignation, the Company engaged Watts & Scobie, CPA's ("Watts") as the Company's new independent auditor effective on Malone's resignation. Due to the substantial amount of information and documents required to be transferred from Malone to Watts, the preparation of both the financial statements required to be included in the Form 10-KSB and the 10-KSB itself have been delayed. Although the Company and Watts have worked diligently, the Form 10-KSB cannot be completed by the due date without unreasonable effort or expense.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                  Wayne Coverdale                    (910)        392-7690
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                       (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [_] Yes  [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                  GREEN POWER ENERGY HOLDINGS CORP.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date August 27, 2003             By /s/ Wayne Coverdale
    ----------------               ---------------------------------------------
                                   Wayne Coverdale, President

                      (Letterhead of Watts & Scobie, CPAs)


August 27, 2003

Green Power Energy Holdings Corp.
3212 Wickford Drive
Wilmington, NC 28409

Dear Sirs:


     Due to several reasons that we have discussed with management, we will be unable to timely complete the audit by August 29, 2003. Therefore, we believe you should ask the Securities and Exchange Commission for an extension of time to file Form 10-KSB which is due August 29, 2003. We anticipate being able to complete the audit by the extended due date.


                                                   Sincerely yours,
                                                   WATTS & SCOBIE, CPAs

                                                   /s/ David E. Scobie
                                                   David E. Scobie